November 18, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Patrick Gilmore, Accounting Branch Chief

Re:                               Logitech International S.A.

Form 10-K for the Fiscal Year ended March 31, 2011

Filed May 27, 2011

File No. 000-29174

Dear Mr. Gilmore:

We have received your comment letter dated October 28, 2011 with respect to the above-referenced filing (the “Form 10-K”) made by Logitech International S.A. (“Logitech”). The following represents our response to your comment. For your ease of reference, we have included your original comment below and have provided our response after the comment.

Form 10-K for the Fiscal Year Ended March 31, 2011

Schedule II — Valuation and Qualifying Accounts

Staff Comment No. 1:

We note in the footnote to the table that “transactions related to certain prior year charges and write-offs have been recharacterized.” Please provide additional details regarding this recharacterization, including an explanation regarding why recharacterization was necessary for each year included in the Schedule, as applicable. Additionally, we note that your reserves are based in part on historical experience. Please tell us how your actual experience has historically compared with the estimates used to determine your reserves and what has driven fluctuations in these reserves for each year included in the Schedule.

Response to Comment No. 1:

Recharacterization

In fiscal year 2010, the nature and scope of several customer programs changed compared with the programs offered in fiscal year 2009. As a result, we changed the grouping of these programs for purposes of Schedule II into different categories to better align the nature of the program with the category definition. These changes did not revise the total amount of the reserves or the activity during fiscal years 2009, 2010 or 2011. The programs and groupings did not change between fiscal years 2010 and 2011.

The changes in the nature and scope of these programs occurred in response to the decline in business from the economic downturn and the resulting increased promotional environment. Our customer programs are designed to encourage our customers, partners or end-user consumers to purchase Logitech products, to manage product returns, or to undertake advertising and promotional events to increase sales of our products. The types of programs change over time, depending on the products or performance we desire to encourage. From time to time, as the nature and anticipated activity of programs change, we may recharacterize the programs for purposes of Schedule II into different groupings with category definitions designed to indicate the nature of the programs included in the grouping.

In particular, in fiscal year 2010 discounts with reserves of approximately $9 million as of March 31, 2009, which were categorized in fiscal year 2009 and previously as a cooperative marketing program, were recharacterized as a customer incentive program. This regrouping reflected a change in the nature and goals of the discounts, from encouraging consistent replenishment of popular products to encouraging linear purchasing patterns. In fiscal year 2010 we also re-grouped reserves of approximately $3 million as of March 31, 2009 related to fixed-percentage contractual return allowances from cooperative marketing programs to returns reserves in order to improve comparative consistency when the use of such allowances, which are offered in lieu of actual returns, was expanded to a larger group of customers. We also changed our pricing approach in our EMEA retail sales region in fiscal year 2010 to increase gross selling prices while offering increased discounts. Accordingly, we re-grouped the related reserves of approximately $13 million as of March 31, 2009 from customer incentive programs to pricing programs, which we expanded to include reserves for other pricing actions along with price protection reserves.

Actual Experience vs. Reserve Estimates

Depending on the customer program, our reserve estimates may be based on channel inventory levels, negotiated or contractual terms of programs offered or customer contracts, macro- and micro-economic conditions, anticipated volumes of future purchases, market acceptance of products, the competitive environment, current customer demand, product life cycle stage, new product introductions, historical experience with the same or similar programs, and other relevant factors. For certain reserves, we must estimate the breakage (proportion of customers who will actually redeem the incentive) based on historical experience and the specific terms and conditions of the particular program. If we do not have historical experience with a particular program, we recognize the maximum potential amount of the incentive in accordance with the guidance in Accounting Standards Codification 605-50-25-4, which is subsequently adjusted when actual experience is determined. Significant management judgment and estimates must be used to determine the cost of our customer programs in any accounting period, but the assumptions and methodologies we use are consistent among the periods presented in our Form 10-K.

We evaluate the adequacy of our assumptions and accruals based on current and anticipated operating conditions and on actual experience related to each program, and we have found that our estimates approximate our actual experience. Our actual experience was approximately 9% less than the reserves recorded as of March 31, 2009, and approximately 11% less than the reserves recorded as of March 31, 2010. The reserves were greater than actual experience due to the requirement to record no reduction for breakage (i.e., the maximum potential incentive) for those programs where we do not have historical experience. Our estimates for reserves as of March 31, 2011 remain adequate based on current actual experience.

No material adjustments have been necessary to increase or decrease our reserves as a result of a significant change in the actual results compared with the underlying estimates. If we determined that actual or expected experience was materially greater or less than the reserves we had established, we would record a reduction or increase to net sales or operating expenses, as appropriate, in the period in which we made such a determination, and would disclose the necessary adjustment in our Form 10-Q or 10-K, as appropriate, as a change in estimate.

Reserve Fluctuations

Fluctuations in reserves balances for the three years ended March 31, 2011 were generally driven by changes in types of programs offered and the increased promotional environment resulting from economic volatility during those three years.

In fiscal year 2011, cooperative marketing arrangement reserves increased compared with the prior year due to higher sales in fiscal year 2011 compared with 2010 and increased spending to promote new products and facilitate expansion into emerging markets. The increase in customer incentive program reserves was driven by increases in consumer rebates offered in the Americas region, and performance discounts offered in the EMEA region. Sales returns reserves increased due to higher expected returns on specific products in our Americas region. Pricing programs increased as a result of higher pricing incentives in our Americas region which were designed to drive sell-through.

In fiscal year 2010, cooperative marketing arrangement reserves declined compared with the prior year as sales declined and cost control measures were implemented to help offset declining revenues. Customer incentive program reserves increased based on the increased use of performance discounts and allowances to promote sell-through of our products. Lower sales returns trends decreased our sales returns reserves. The increase in pricing programs in fiscal year 2010 was due to the change in pricing approach in our EMEA region.

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Please feel free to contact the undersigned at (510) 795-8500 should you have any questions or comments to this response.

Very truly yours,

/s/ Erik K. Bardman
Erik K. Bardman
Senior Vice President, Finance and
Chief Financial Officer

cc:                                 Jaime John, Staff Accountant, Division of Corporation Finance, SEC

Katherine Wray, Staff Attorney, Division of Corporation Finance, SEC

Audit Committee, Logitech International S.A.

Guerrino De Luca, Chairman, Acting President and CEO, Logitech International S.A.

Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.

Cory Starr, PricewaterhouseCoopers LLP